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Pro Forma Financial Information (unaudited)

The following Unaudited Pro Forma Condensed Combined Statement of Operations gives effect to Cendant's acquisitions of Avis Group Holdings, Inc. ("Avis") on March 1, 2001 and Galileo International, Inc. ("Galileo") on October 1, 2001. These transactions have been accounted for under the purchase method of accounting.

The Unaudited Pro Forma Condensed Combined Statement of Operations assumes the acquisitions of Avis and Galileo both occurred on January 1, 2001. The unaudited pro forma financial information is based on the historical consolidated financial statements of the Company, Avis and Galileo under the assumptions and adjustments set forth in the accompanying explanatory notes.

Since Avis was consolidated with the Company as of March 1, 2001, Avis' results of operations between January 1, 2001 and February 28, 2001 were combined with the Company's results of operations for the year ended December 31, 2001, which were then added to Galileo's results of operations for the nine months ended September 30, 2001, subject to certain pro forma adjustments, to provide the combined pro forma results of operations. All intercompany transactions were eliminated on a pro forma basis. Historically, Avis paid the Company for services the Company provided related to call centers and information technology and for the use of the Company's trademarks, and Avis paid Galileo for services Galileo provided related to reservations for vehicle rentals. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company is not amortizing goodwill and certain other intangible assets arising from the acquisition of Galileo.

The Company continues to review acquired operations, which may result in a plan to realign or reorganize certain of those operations. The costs of implementing such a plan, if it were to occur, have not been reflected in the accompanying pro forma financial information. The impact of a potential realignment or reorganization could increase or decrease the amount of goodwill and intangible assets and any related amortization in the accompanying pro forma financial information. Additionally, the Unaudited Pro Forma Condensed Combined Statement of Operations excludes any benefits that might result from the acquisitions due to synergies that may be derived or from the elimination of duplicate efforts.

The Company's management believes that the assumptions used provide a reasonable basis on which to present the unaudited pro forma financial information. The Company has completed other acquisitions and dispositions which are not significant and, accordingly, have not been included in the accompanying unaudited pro forma financial information. The unaudited pro forma financial information may not be indicative of the financial position or results of operations that would have occurred if the acquisitions of Avis and Galileo had been in effect on the dates indicated or which might be obtained in the future.

The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto for the Company, Avis and Galileo. Certain reclassifications have been made to the historical amounts of Galileo to conform with the Company's classification.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
(in millions, except per share amounts)

	Historical Cendant	Historical Avis Jan 1- Feb 28, 2001	Avis Purchase Adjustments		Adjusted Cendant	Historical Galileo Jan 1- Oct 1, 2001	Galileo Purchase Adjustments		Combined Pro Forma
Revenues
Service fees and membership-related, net	$5,434	$27	$(34	)(a)	$5,427	$1,244	$(9	)(f)	$6,662
Vehicle-related	3,134	594	—		3,728	—	—		3,728
Other	45	20	—	(b)	65	65	—		130

Net revenues	8,613	641	(34)		9,220	1,309	(9)		10,520
Expenses
Operating	2,658	174	(34	)(a)	2,798	305	(9	)(f)	3,094
Selling, general and administrative	2,079	114	—		2,193	592	(41	)(g)	2,744
Vehicle depreciation, lease charges and interest, net	1,789	350	—		2,139	—	—		2,139
Non-vehicle depreciation and amortization	477	23	6	(c)	506	179	(119	)(g)	566
Other charges, net	671	—	—		671	—	—		671
Non-vehicle interest, net	252	12	1	(d)	265	26	(28	)(h)	263
Other, net	—	—	—		—	5	—		5

Total expenses	7,926	673	(27)		8,572	1,107	(197)		9,482

Net loss on dispositions of businesses and impairment of investments	(24)	—	—		(24)	—	—		(24)

Income (loss) before income taxes, minority Interest and equity in Homestore.com	663	(32)	(7)		624	202	188		1,014
Provision (benefit) for income taxes	220	(10)	(3	)(e)	207	89	57	(i)	353
Minority interest, net of tax	24	—	—		24	—	—		24
Losses related to equity in Homestore.com, net of tax	77	—	—		77	—	—		77

Income (loss) from continuing operations	$342	$(22)	$(4)		$316	$113	$131		$560

CD common stock income per share
Income from continuing operations
Basic	$0.37				$0.34				$0.55
Diluted	0.36				0.33				0.53
Weighted average shares outstanding
Basic	869				869		117	(j)	986
Diluted	917				917		117	(j)	1,034

See accompanying Notes to Unaudited Pro Forma Condensed Combined Statement of Operations.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
(Dollars in millions)

The following pro forma adjustments relate to the acquisition of Avis.

(a)
Represents the elimination of amounts paid by Avis to the Company for services provided related to call centers and information technology and for the use of trademarks for which the impact on net income is zero.

(b)
Represents the elimination of the Company's earnings attributable to its investment in Avis for which the combined effect is zero.

(c)
Represents the amortization of goodwill generated on the excess of the purchase price over the preliminary estimate of fair value of identifiable net assets acquired on a straight-line basis over 40 years, partially offset by the reversal of Avis' amortization of pre-acquisition goodwill and other identifiable intangibles resulting from the allocation of the purchase price on a straight-line basis over 20 years.

(d)
Represents interest expense on debt issued to finance a portion of the purchase price ($7), partially offset by the amortization of the fair value adjustment on acquired debt ($4) and the reversal of Avis' amortization of debt-related costs ($2).

(e)
Represents the income tax effect of the purchase adjustments at an estimated statutory rate of 38.5% (not including adjustments for non-deductible goodwill).

The following pro forma adjustments relate to the acquisition of Galileo.

(f)
Represents the elimination of amounts paid by Avis to Galileo for services provided related to reservations for vehicle rentals for which the impact on net income is zero.

(g)
Represents the (i) amortization of estimated identifiable intangibles on a straight-line basis ($9) and (ii) depreciation and amortization of the estimated value of property and equipment ($51), net of the reversal of Galileo's (i) amortization of pre-acquisition goodwill ($41), (ii) amortization of other intangible assets ($31), (iii) depreciation and amortization of property and equipment ($107) and (iv) amortization of other assets ($41).

(h)
Represents interest expense relating to the Galileo long-term debt that was repaid at closing.

(i)
Represents the income tax effect of the purchase adjustments at an estimated statutory rate of 38.5% (not including adjustments for non-deductible goodwill).

(j)
Represents the issuance of 117 million shares of CD common stock used to fund a portion of the purchase price.

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Pro Forma Financial Information (unaudited)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 (Dollars in millions)